Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 2, 2017

Newsmax
ETF Gold Fund to Offer Hedge Against Strong Dollar
Tuesday, January 31, 2017 01:54 PM
State Street Global Advisors and the World Gold Council have launched an ETF to offer savvy investors a good hedge against a strong dollar.
The SPDR Long Dollar Gold Trust ETF gains when gold priced in U.S. dollars rises or when the value of the U.S. dollar increases. It takes a long position on physical gold in U.S. dollars and shorts a group of major global currencies that include the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc, CNBC.com explained.
“There’s nothing other than gold bars backing the product, and you’re going to get the benefits of owning gold and owning gold in a strong-dollar environment,” Joe Cavatoni, the World Gold Council’s managing director of ETFs, told CNBC.
However, the new ETF will lose money when gold prices fall more than the value of the dollar rises,
CNBC explained.
The dollar has been one of the market’s strongest trades in recent years, but the ETF already has its detractors. “Currency hedging is not a free lunch,” said Ben Johnson, global director of ETF research at Morningstar. “By protecting your gold position against a strong dollar, you are also sacrificing the potential upside associated with a weak dollar.” Johnson prefers the unhedged iShares Gold Trust to SPDR Gold and its new dollar-hedged cousin, because it has a lower expense ratio (0.25 percent) and it’s easier for investors to understand, CNBC explained.
“Generally speaking, we look favorably upon the simplest, most diversified and least expensive means of achieving exposure to any given market segment,” Johnson said.
To be sure, Olivier Garret recently detailed for Newsmax Finance his Bullish Case for Gold Under Trump, Even If He Fails “We are in a unique situation today, in that any action from the Fed is unlikely to affect gold prices. (Fed Chair Janet) Yellen’s comments over the last few months demonstrate that the Fed will only hike rates if they feel compelled to do so,” he wrote.
The Fed Chair also made it clear in remarks a month or two ago that she would not be afraid to use negative rates if the economy entered a recession.
“Either inflation or negative real rates would definitely be a plus for gold prices,” he explained. “Of course, if the economy really starts to show strong growth, the Fed will begin a series of rate hikes to put the brakes on inflaion, but we anticipate them to be reactive. In either case, we believe real interest rates will remain negative or at best near zero in both scenarios. This makes a very strong case for holding gold at current prices,” he said.
“Add to this a very volatile geopolitical environment, fragile economies worldwide, and excessive levels of debt across the globe: the case for gold as insurance and also as a solid long-term investment is as strong as ever. In fact, the current price decline may be one of the best opportunities for contrarian investors to move cash into a very attractive but unloved asset class.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.